Exhibit 3.1

AMENDMENT TO 1995 RESTATED BYLAWS

OF

RENTRAK CORPORATION

ARTICLE 3

BOARD OF DIRECTORS

Section 3.2 Number, Tenure and Qualifications. The Board of Directors shall consist of not less than six (6) and not more than ten (10) persons, the specific number to be set by resolution of the Board of Directors. Each director shall hold office until the next annual meeting of the shareholders and until his or her successor is elected and qualified or until death, resignation or removal.